Exhibit 3.71

CERTIFICATE OF FORMATION

OF

BRIM PHYSICIANS GROUP OF TEXAS, LLC

This Certificate of Formation of Brim Physicians Group of Texas, LLC is to be filed with the Secretary of State of the State of Delaware pursuant to Section 18-201 of the Delaware Limited Liability Company Act.

1. The name of the limited liability company is Brim Physicians Group of Texas, LLC.

2. The name and street and mailing address of the initial registered office and the registered agent for service of process of the limited liability company in the State of Delaware is as follows: National Registered Agents, inc., 160 Greentree Drive, Suite 101, Dover, Delaware 19904.

Dated as of this 14th day of May, 2009.

/s/ Robert P. Dempsey
Robert P. Dempsey, Authorized Person

1